Exhibit 99.1

Annual General Meeting held on May 13, 2025 – Poll Results

Hong Kong, Shanghai, & Florham Park, NJ: Tuesday, May 13, 2025: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM; HKEX:13) today announces that all ordinary resolutions and special resolution put to its Annual General Meeting (“AGM”) held on May 13, 2025 were duly passed. The poll results of the resolutions were as follows:

Ordinary Resolutions		Number of Votes (%)*			Passed by Shareholders
		For	Against	Withheld#
1.	To consider and adopt the audited Financial Statements, and the Reports of the Directors and the Independent Auditors for the year ended December 31, 2024.	493,635,784 (99.9863%)	67,770 (0.0137%)	54,915	Yes
2(A).	To re-elect Dr Dan ELDAR as a Director.	479,808,571 (97.1824%)	13,910,941 (2.8176%)	38,955	Yes
2(B).	To re-elect Dr Weiguo SU as a Director.	481,283,821 (97.4806%)	12,438,811 (2.5194%)	35,835	Yes
2(C).	To re-elect Mr CHENG Chig Fung, Johnny as a Director.	481,167,431 (97.4570%)	12,555,206 (2.5430%)	35,830	Yes
2(D).	To re-elect Ms Edith SHIH as a Director.	466,597,573 (94.5061%)	27,124,459 (5.4939%)	35,935	Yes
2(E).	To re-elect Ms Ling YANG as a Director.	484,362,585 (98.1042%)	9,360,052 (1.8958%)	35,830	Yes
2(F).	To re-elect Dr Renu BHATIA as a Director.	493,441,294 (99.9430%)	281,240 (0.0570%)	35,935	Yes
2(G).	To re-elect Dr Chaohong HU as a Director.	493,441,904 (99.9431%)	280,740 (0.0569%)	35,825	Yes
2(H).	To re-elect Professor MOK Shu Kam, Tony as a Director.	492,694,533 (99.7918%)	1,028,006 (0.2082%)	35,930	Yes
2(I).	To re-elect Mr WONG Tak Wai as a Director.	493,633,871 (99.9820%)	88,768 (0.0180%)	35,830	Yes
3.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the Auditors of the Company for Hong Kong financial reporting and US financial reporting purposes, respectively, and to authorize the Directors to fix the Auditors’ remuneration.	492,729,314 (99.8004%)	985,390 (0.1996%)	43,765	Yes
Special Resolution
4.	To grant a general mandate to the Directors to issue additional shares of the Company.^	493,550,312 (99.9637%)	179,327 (0.0363%)	28,830	Yes
Ordinary Resolution
5.	To grant a general mandate to the Directors to repurchase shares of the Company.^	493,321,158 (99.9180%)	405,036 (0.0820%)	32,275	Yes

* Percentages rounded to 4 decimal places.

# A vote withheld is not a vote in law and is not counted in the calculation of the proportion of the votes for or against a resolution.

^ The full text of Resolutions 4 and 5 are set out in the notice of AGM dated April 8, 2025.

Notes:

(1)	All directors of the Company, namely Dr Dan ELDAR, Dr Weiguo SU, Mr CHENG Chig Fung, Johnny, Ms Edith SHIH, Ms Ling YANG, Mr Paul Rutherford CARTER, Dr Renu BHATIA, Dr Chaohong HU, Mr Graeme Allan JACK, Professor MOK Shu Kam, Tony and Mr WONG Tak Wai, attended the AGM, either in person or by means of electronic facilities.

(2)	Number of shares entitling the holders to attend and vote on the resolution at the AGM: 871,601,095 shares.

(3)	Number of shares entitling the holders to attend and abstain from voting in favor as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) at the AGM: Nil.

(4)	Number of shares for holders required under the Listing Rules to abstain from voting at the AGM: Nil.

(5)	The scrutineer for the poll at the AGM was Computershare Investor Services (Jersey) Limited, the Principal Share Registrar of the Company.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. Іt is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, and the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutchmed.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com
Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com
Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Freddy Crossley / Rupert Dearden	+44 20 7886 2500

HSBC	Joint Broker
Simon Alexander / Alina Vaskina / Arnav Kapoor	+44 20 7991 8888
Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500